UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Optex Systems Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

68384X209

(CUSIP Number of Class of Securities)

Danny Schoening
Chief Executive Officer
1420 Presidential Drive
Richardson, Texas 75081
(972) 764-5700

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Roland S. Chase
Hill Ward Henderson
101 E. Kennedy Blvd., Suite 3700
Tampa, Florida 33602
(813) 221-3900

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 2 (FINAL AMENDMENT) TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 18, 2022 by Optex Systems Holdings, Inc., a Delaware corporation (the “Company”), as amended and supplemented on September 16, 2022 (as so amended and supplemented, the “Schedule TO”).

The Schedule TO relates to the offer by the Company to purchase up to $4.25 million in value of shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $2.75 nor less than $2.35 per Share, net to the sellers in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2022 (a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO) (the “Offer to Purchase”) and in the related Letter of Transmittal (a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO) (the “Letter of Transmittal”), which collectively constitute the “Offer”.

The purpose of this Amendment No. 2 is to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO or the Offer. All information set forth in the Offer, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be amended or supplemented from time to time.

ITEMS 1 THROUGH 11. ADDITIONAL INFORMATION.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following disclosure:

On September 20, 2022, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 P.M., New York City time, on September 15, 2022. A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NO.	DESCRIPTION
(a)(5)(C)	Press Release issued by the Company on September 20, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2022

OPTEX SYSTEMS HOLDINGS, INC.

By:	/s/ Danny Schoening
Name:	Danny Schoening
Title:	Chief Executive Officer